Fefer Petersen & Cie
Attorneys at Law

Telephone 4126 684-05 00	Château de Barberêche	Facsimile 4126 684-0505
Houston Voicemail/Fax	Switzerland 1783 Barberêche	New York Voicemail/Fax
(281) 596-4545	E-mail jlp@ipo-law.com	(212) 401-4750

July 14, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Donald Hunt

RE: Axion Power International, Inc. (the "Company")

Withdrawal of Post-effective Amendment No. 1 to Form S-1 Registration Statement
File No. 115738, filed on February 17, 2006
Accession No.: 0001028153-06-000005

Withdrawal of Post-effective Amendment No. 2 to Form S-1 Registration Statement
File No. 115738, filed on May 3, 2006
      Accession No.: 0001028153-06-000021

Dear Mr. Hunt:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby applies for the withdrawal of the above-referenced amendments to its Form S-1 Registration Statement and hereby requests that an order of the Securities and Exchange Commission consenting to the withdrawal be entered.

This request to withdraw Post-effective Amendments No. 1 and 2 to the referenced registration statement is submitted because:

•
On February 17, 2006, the Company filed Post-effective Amendment No. 1 to its effective Form S-1 registration statement (Commission File No. 333-118745) and due to a clerical error, the post-effective amendment was incorrectly attributed to the file number for an earlier registration statement (Commission File No. 333-115738) that was subsequently withdrawn;

•
On May 3, 2006, the Company filed Post-effective Amendment No. 2 to the withdrawn registration statement (Commission File No. 333-115738) to advise that the February 17, 2006 amendment was attributed to the wrong file number; and

•
On May 3, 2006, the Company filed Post-effective Amendment No. 2 to its effective registration statement (Commission File No. 333-118745) and intends to proceed with subsequent amendments to its effective registration statement.

Thank you for your assistance. Please do not hesitate to contact me directly by telephone or e-mail if I can be of further assistance. Our local time in Switzerland is Washington D.C., time, plus 6 hours and my office number is 011-4126-684-0500. If you prefer, you may also leave a voice mail message for me at either (212) 401-4750 or (281) 596-4545.

Very truly yours,
Fefer Petersen & Cie
/s/
John L. Petersen
Attorney at Law